SEC FILE NUMBER 1-33037

CUSIP NUMBER 843395104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Southern National Bancorp of Virginia, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6830 Old Dominion Drive

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22101

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Southern National Bancorp of Virginia, Inc. (the “Company”) will be delayed in the filing of its Annual Report on Form 10-K for the year ended December 31, 2011 because of the need to restate its previously issued consolidated financial statements included in the Company’s Annual Report on Form 10-K for the years ended December 31, 2009 and 2010. The restatement process is ongoing and the identification of additional errors, including material errors, is possible. The Company’s current expectation is to file its Form 10-K for the year ended December 31, 2011 by mid-April 2012, although delays may occur.

As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2012, the Company announced that on February 7, 2012, management and the Audit Committee of the Board of Directors concluded that certain financial statements previously issued by the Company should no longer be relied upon due to errors in the purchase accounting related to the Company’s acquisition of Greater Atlantic Bank from the Federal Deposit Insurance Corporation (“FDIC”) in December 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

R. Roderick Porter	202	464-1130 x2406
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes : ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes : ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company has determined that there were errors in the purchase accounting related to the Company’s acquisition of Greater Atlantic Bank from the FDIC in December 2009. The most significant errors were an overstatement of the initial estimate of the fair value of the FDIC indemnification asset, and an error in the calculation of the amount of accretable discount associated with certain of the acquired loans. The Company believes that the as-reported amount for the FDIC indemnification asset of $19.4 million as of December 31, 2009 was overstated by approximately $10.6 million, which will result in the reversal of substantially all of the $11.2 million gain recognized for this FDIC assisted acquisition in the fourth quarter of 2009. Correcting the amount of the gain recognized in 2009 is expected to decrease reported earnings for 2009, net of income taxes, by approximately $7.4 million. Additionally, correcting the initial fair value of the FDIC indemnification asset and the amount of the accretable discount on certain acquired loans will result in adjustments to the reported amounts in the Company’s statement of operations for the accretion of the indemnification asset and the accretion of loan discount for 2010, as well as the interim periods in 2010 and 2011.

Considering the current status of the restatement process and known errors, the Company expects that the restatement will result in decreases in the Company’s Tier 1 risk-based capital ratio to 16.06% and 19.53% as of December 31, 2009 and 2010, respectively, compared with 17.32% and 20.52% previously reported.

Southern National Bancorp of Virginia, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2012	Southern National Bancorp of Virginia, Inc.

		By:	/s/ R. Roderick Porter
Name: R. Roderick Porter
Title: President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).